The share exchange described in this press release involves securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

February 18, 2022

For general publication

A&D Company, Limited
Representative Director, Executive Officer, and President		Yasunobu Morishima
(Code no. 7745, TSE 1st Section)
Contact	Senior Managing Executive Officer in Charge of Business Management	Sadao Ito
Telephone no.	048-593-1111

The Company’s View on the ISS Report concerning the Company’s Extraordinary General Meeting of Shareholders

The agenda for the extraordinary general meeting of shareholders scheduled for February 28, 2022 (the “EGM”) of A&D Company, Limited (the “Company”) contains three proposals to advance Management Integration (the “Management Integration”) with Holon Co., Ltd. (“Holon”): Agenda Item 1 “Proposal to approve a share exchange agreement” (the “Proposal to Approve the Share Exchange Agreement”; the share exchange for the Proposal to Approve the Share Exchange Agreement, the “Share Exchange”; the share exchange ratio for the Share Exchange, the “Share Exchange Ratio”), Agenda Item 2 “Proposal to approve an absorption-type split agreement” (the “Proposal to Approve the Absorption-Type Split Agreement”; the absorption-type split for the Proposal to Approve the

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Absorption-Type Split Agreement, the “Absorption-Type Split”), and Agenda Item 3 “Proposal to partially amend the Articles of Incorporation” (the “Proposal to Amend the Articles of Incorporation”). The Company has confirmed that Institutional Shareholder Services Inc. (“ISS”), a firm that advises investors on the exercise of voting rights, has published a report (the “ISS Report”) recommending votes against all of these proposals at the EGM.

The Company has already explained its view on these proposals to the EGM in the General Meeting Reference Documents, etc. prepared for the EGM. The Company hereby explains its view on the ISS Report to enable shareholders to better understand the Company’s view regarding the proposals to the EGM.

The Company asks the Company’s shareholders to take the views below into account in the exercise of voting rights at the EGM.

1.	View expressed by ISS in the ISS Report

In the ISS Report, ISS recommends a vote against the Proposal to Approve the Share Exchange Agreement and also votes against the Proposal to Approve the Absorption-Type Split Agreement and Proposal to Amend the Articles of Incorporation that precede the Proposal to Approve the Share Exchange Agreement. Below is a summary of its reasons.

1)	Insufficient information has been disclosed on the Board of Directors’ deliberations and decision-making process for the Management Integration (Reason 1)
2)	There is no clear roadmap to achieve the synergy sought in the Management Integration (Reason 2)
3)	The reaction of the market after public announcement of the Management Integration has been negative (Reason 3)
2.	The Company’s view on the ISS Report
(1)	The Company’s view on Reason 1

One of the reasons ISS gives for recommending a vote against the Proposal to Approve the Share Exchange Agreement is insufficient disclosure of information on the Board of Directors’ deliberations and decision-making process for the Management Integration.

However, the Company has disclosed necessary and sufficient information on the Share Exchange (including the course of negotiations on the Share Exchange Ratio) in accordance with applicable laws, regulations and the rules, etc. of financial instruments exchanges. More specifically, in “Notice Concerning Management Integration of A&D Company, Limited and Holon Co., Ltd. (Execution of Share Exchange Agreement Between A&D Company, Limited and Holon Co., Ltd.; Transition by A&D Company, Limited to Holding Company Structure Through Absorption-Type Company Split, and Change to Trade Name and Partial Revision of Articles of Incorporation)” dated November 29, 2021 (the “Management Integration Press Release”), the General Meeting Reference Documents for the EGM, and the prior disclosure documents for the Share Exchange and Absorption-Type Split, etc., the Company has disclosed sufficient information to aid the decision-making of the Company’s shareholders regarding the Management Integration, such as the background and purpose, etc. of the Management Integration, the nature of the Management Integration, the basis and reasons for details of allotments in the Share Exchange and Absorption-Type Split, matters relating to calculations for the Share Exchange, and measures to ensure fairness and avoid conflicts of interest. The information disclosed is also sufficient in comparison to precedents of similar transactions by other companies.

ISS also seems to take issue with the lack of disclosure as to whether the Company has established a special committee to ensure the fairness and transparency of the Management Integration. The company has not established a special committee to deliberate the Share Exchange; however, the Company is the parent company of Holon and there are no structural conflict of interest problems in connection with the Share Exchange from the Company’s perspective, and therefore, there are no concerns that the Board of Directors of the Company prioritizes the interests of specific shareholders over those of other shareholders,

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and no problems related to information asymmetry between shareholders as buyer and shareholders as seller. In addition, the Company selected Plutus Consulting Co., Ltd. as a third-party appraiser independent of both itself and Holon, and obtained from Plutus Consulting a share exchange ratio calculation statement concerning the Share Exchange Ratio and an opinion statement to the effect that the Share Exchange Ratio is appropriate and fair from a financial perspective (a fairness opinion) on November 26, 2021. The Company also selected Mori Hamada & Matsumoto as its legal advisor, and that firm provided legal advice to the Company on the method and course, etc. of decision-making by the Board of Directors, including procedures for the Share Exchange, to ensure the fairness of the transaction. The Company therefore considers the establishment of a special committee to be unnecessary, and disclosure of that decision to likewise be unnecessary.

Note that the Board of Directors resolved on November 29, 2021 to execute the Share Exchange with the unanimous approval of all directors, including Mr. Hiroshi Kawada, Mr. Yasuhiro Daisho and Mr. Yutaka Inui, who are outside directors and registered as independent officers. This meeting of the Board of Directors was attended by three corporate auditors with no interests in Holon, and all three corporate auditors expressed the opinion that there were no objections to this resolution.

(2)	The Company’s view on Reason 2

Another reason given by ISS for recommending a vote against the Proposal to Approve the Share Exchange Agreement is the lack of a clear roadmap for achieving the synergies sought by the Management Integration.

However, in the Management Integration Press Release and the General Meeting Reference Documents for the EGM, the Company disclosed that by creating a holding company structure through the Management Integration, the Company will endeavor (1) to strengthen the group strategy function, (2) to effectively use group management resources, and (3) to maximize value for stakeholders (shareholders, suppliers and customers, employees etc.). It also disclosed that the company had determined it would be able to achieve the following synergies from the Management Integration: 1) development of next-generation inspection equipment through combining technologies of the Company and Holon, 2) reduced costs through use of the Company group purchasing functions, 3) increased productivity through use of the Company group production facilities, and 4) use of the Company’s overseas locations. This was also explained in the Second Quarter Briefing held on November 30, 2021 (the “Investor Briefing”).

Another reason given by ISS for recommending a vote against is that it is questionable whether resources could be more effectively utilized under the Management Integration than they currently are because Holon is already under the Company’s control. As disclosed in the Management Integration Press Release, Investor Briefing and the General Meeting Reference Documents for the EGM, the Company and Holon entered into a parent-subsidiary relationship in 2018 and have grown together by establishing a deep relationship as business partners. However, because this is a relationship between the listed parent and a listed subsidiary, Holon, as the listed subsidiary, is required to maintain the independence of its management and protect the interests of minority shareholders. This necessarily limits the degree to which the Company and Holon are able to utilize, etc. their management resources. The Company believes that creating a holding-company structure through the Management Integration is crucial to promoting greater mutual understanding and more effective utilization of management resources while maintaining the relationship of trust between the companies. It would enable the companies to resolve tasks to be addressed by aligning the direction of the group more than before and creating a structure that can rapidly respond to the changing business environment, specifically the expected future increase in demand from the EV (electric vehicle) and semiconductor industries, while utilizing the strengths of each of the companies. The synergies described above cannot be achieved under the current relationship as listed parent and listed subsidiary, and the Company believes that it will only be by executing the Management Integration that the companies will be able to achieve synergies not limited to technical matters. The Company and Holon have built up a relationship as business partners over more than 30 years, and given that relationship and their historical collaboration on technology, the Company believes that it is fully feasible for the Management Integration to achieve the synergies described above.

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The Share Exchange will result in dilution for the Company’s shareholders in light of lower percentages of voting rights because of the allotment of the Company’s shares to Holon shareholders, but the Company does not believe there will be any dilution of economic value. On the contrary, the Company believes that after the Management Integration, the Company’s share value has the potential to grow even more than before as a result of collaboration between the Company and Holon under the holding-company structure to maximize the strengths of the companies and achieve synergies rapidly.

(3)	The Company’s view on Reason 3

ISS gives the market having reacted negatively after public announcement of the Management Integration as a reason for recommending a vote against the Proposal to Approve the Share Exchange Agreement, because it considers that the reaction to be an indication that the Management Integration will not be in the interests of the Company’s shareholders.

However, the Company’s market share price has experienced a series of ups and downs since the announcement of the Management Integration, and one cannot therefore necessarily conclude that the market’s reaction to the Management Integration has been negative.

More specifically, the Company’s market share price experienced a sharp rise from the JPY900s to the JPY1300s in a matter of days after the announcement on November 9, 2021 of our FY2021/Q2 results and revised medium-term business plan. However, as the impact of the announcement waned, the Company’s share price was in decline until the day before publication of the Management Integration Press Release, and the release came in the midst of this downtrend. Thereafter, the share price continued to decline until temporarily reaching the JPY1000s, but starting on December 3, 2021, the trend reversed upward, and by the end of December the share price had increased to the high JPY1200s, a rate of increase that far exceeded the TOPIX growth rate.

ISS notes that during the period from the publication of the Management Integration Press Release until February 3, 2022, the date on which the ISS Report was written, the Company’s share price had a negative percentage change below that of the TOPIX, but from January 2022 onward, the decline in the Company’s share price was presumably influenced by the global decline in share prices in reaction to expected rate hikes by the FRB and the growing tensions over Ukraine. In particular, the Company and Holon are involved in EVs (electric vehicles) and semiconductors, two sectors with relatively high share price volatility, and it is possible that this too had a strong influence on the Company’s share price.

The Company therefore believes ISS’s assessment of the Company’s market share price to be unreasonable. Market share prices are significantly influenced by market factors including the balance between supply and demand, social conditions, and interest rates. The Company believes it is unreasonable to conclude that there are indications that the Management Integration is not in the interests of the Company’s shareholders simply on the basis of the Company’s market share price after public announcement of the Management Integration.

3.	Final comments

By conducting the Management Integration, the Company believes it will become possible to resolve tasks to be addressed by aligning the direction of the group more than before and creating a structure that can rapidly respond to the changing business environment while utilizing the strengths of each of the Companies, and it will be possible to further increase the corporate value of the Company and Holon and the common interest of all of the Company’s shareholders.

The Company encourages the Company’s shareholders to take account of the Company’s views expressed above and to carefully consider how they exercise their voting rights on the proposals to the EGM.

End of document

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(Note)
The purpose of this document is only to provide information on the Management Integration and related matters. It does not solicit proxy voting rights for the Company, Holon or third parties for all or any of the proposals on Management Integration brought before the extraordinary general meeting of shareholders scheduled for February 28, 2022.

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